FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange dated March 2, 2011

City  of Buenos Aires, March 2, 2011

To the
Buenos Aires Stock Exchange

Ref.:	Financial Statements 12/31/2010

     In order to fulfill the requirements of Article No. 62 of the Buenos Aires Stock Exchange Regulation, we inform you that the Board of Directors of the Company approved, at its meeting held on March 2, 2011, the financial statements for the fiscal year ended December 31, 2010. Set forth below is relevant information required by Article No 62 of the non consolidated financial statements of YPF S.A.

Subsection l) Income Statement  (in millions of pesos)

Net income before income tax	8,678
Income tax	(2,888)
Net income for the fiscal year ended December 31, 2010	5,790

Subsection m) Detail of Shareholder’s Equity as of 12/31/2010 (1) (in millions of pesos)

Shareholder’s contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640
Total Shareholder’s contribution	11,854
Legal Reserve		2,243
Deferred earnings		(263)
Reserve for future dividends		596
Unappropiated retained earnings		4,610
Total Shareholder’s Equity		19,040

(1) Ammounts in accordance with Argentine GAAP

Subsection n)- recommendations regarding dividends, capitalized earnings, monetary adjustments and other concepts:

The Board of Directors has decided to recommend the following use of profits to the General Ordinary Shareholders’ Meeting that will evaluate the accounting documentation corresponding to Fiscal Year N° 34: a) transfer of the 596 million pesos which is currently included in the line item reserve for future dividends, which was not distributed, to the unappropriated retained earnings account, and b) to include in the Adjustment to contribution account the differed income tax liability originated by the inflation adjustment  effect, which was booked in the accumulated net income account during the fiscal year ended as of December 31, 2010, in accordance with Resolution 576/2010,  for an amount of

1,180 million pesos, c) transfer to Unappropriated retained earnings 236 million pesos related to the excess in the Legal Reserve amount after the adjustment explained in recommendation b), d) the creation of a reserve for future dividends in an amount of 6,622 million pesos, empowering the Board of Directors to determine the pertinent time for the declaration of any dividends, until the date of the next regular shareholders’ meeting, considering the financial conditions and the availability of funds as well as operative results, investments and other aspects deemed relevant in the development of the company, or their application pursuant to the provisions of section 224 second paragraph of the Business Organizations Act.

Additionally, it is important to mention that the Board of Directors has not made any capital contribution proposals, since it considers that there is currently no need to capitalize earnings, monetary adjustments or any other concept.

Subsection o)-Shares owned by the parent group

As of December 31, 2010 the parent group of the company owned 313,901,398 shares, class D and represented 79,81% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None as of December 31, 2010.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Castellana 278, 28046 Madrid, Spain

Sincerely yours,

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer